Britton & Koontz Capital Corporation

500 Main Street
P O Box 1407
Natchez, MS  39121

601-445-5576
601-445-2488  Fax
http://www.bkbank.com
corporate@bkbank.com


FOR IMMEDIATE RELEASE:       FOR MORE INFORMATION:
July 23, 1997                W. Page Ogden, President & CEO
for ticker BKBK              Bazile R. Lanneau, Jr., Vice President & CFO


BRITTON & KOONTZ CAPITAL CORPORATION REPORTS SECOND QUARTER 1997 EARNINGS


        Natchez, Mississippi (July 23, 1997) Britton & Koontz Capital Corporation (Nasdaq/Symbol BKBK) today announced results for the second quarter of 1997. Net income for the quarter increased to $667 thousand from $547 for the same period in 1996. Quarterly earnings per share amounted to $.38 compared to $.31 in 1996.

        Net income for the first six months was $1,249 million compared to $1,052 million in 1996. Earnings per share during this same period amounted to $.71, an increase of 20% over the previous years $.59. The increase was primarily the result of increased loan demand and subsequent improvement in net interest margin.

        Earnings per share calculations for current and prior periods reflect a 4:1 stock split that was effective for shareholders of record as of the close of business on April 25, 1997.

        Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. As of June 30, 1997, the Company reported assets of $154.8 million and equity of $17.4 million. Total shares outstanding amounted to 1.766 million.


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BKBK Reports First Quarter 1997 Results


                                Britton and Koontz Capital Corporation
                                         Financial Highlights
                        (Unaudited-Amounts in thousands, except per share data)



                                        For the Three Months      For the Six Months
                                          Ended  June 30,          Ended  June 30,
                                       ---------------------    ---------------------
                                           1997       1996          1997        1996
                                       ----------  ---------    ----------  ---------
Interest income                           $3,031      $2,898       $5,906      $5,749
Interest expense                           1,298       1,281        2,550       2,604
Net interest income                        1,733       1,617        3,356       3,145
Provision for loan losses                     40           0           80          50
Net interest income after
 provision for loan losses                 1,693       1,617        3,276       3,095
Non-interest income                          430         334          787         675
Non-interest expense                       1,118       1,158        2,188       2,224
Income before income taxes                 1,005         793        1,875       1,546
Income taxes                                 338         245          626         493
Net income                                   667         548        1,249       1,053


Primary:

Net income per share                       $0.38       $0.31        $0.71       $0.59
Weighted average shares outstanding    1,767,185   1,772,656    1,767,087   1,772,476





                                         June 30,    June 30,    December 31,
                                          1997        1996         1996
                                        ---------    --------    ------------
Total assets                             $154,808    $153,424     $151,303
Cash and due from banks                     3,603       4,222        5,106
Investment securities                      43,995      49,575       44,610
Net loans                                  99,565      94,016       95,322
Deposits-interest bearing                 112,777     113,489      110,375
Deposits-non interest bearing              16,293      14,818       16,065
Short term borrowed funds                   2,481       3,488        3,664
Stockholders' equity                       17,308      16,071       16,521
Book value (per share)                       9.79        9.11         9.37

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